FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item		Number

1.	Telefónica — Filing of 2010 Annual Report on Form 20-F

TELEFÓNICA: FILING OF 2010 ANNUAL REPORT ON FORM 20-F
Madrid, April 29, 2011.- Telefónica, S.A. filed today with the U.S. Securities and Exchange Commission its annual report on form 20-F for the year ended December 31, 2010. A copy of this report is available on the Company’s website at the shareholders and investors’ section:
http://www.telefonica.com/en/shareholders_investors/html/financyreg/20f.shtml
Moreover, Telefónica’s shareholders -and holders of Telefónica’s American Depositary Shares-may obtain, free of charge, a printed copy of the Company’s complete audited financial statements for the period ended December 31, 2010. For a copy, requests should be addressed to:

Shareholders Office	Investors Relations Department

Ronda de la Comunicación, s/n 28050 Las Tablas —Madrid— SPAIN	Ronda de la Comunicación, s/n 28050 Las Tablas —Madrid— SPAIN

Toll free number (calls within Spain): 900 111 004 Fax: + 334 91 482 7987 Email: accion.telefonica@telefonica.es	Tel. +34 91 482 8700 Fax. +34 91 482 8600 Email: ir@telefonica.es

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 29th, 2011	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors